# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1019 Town Drive, Wilder, Kentucky (KY), 41076
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-013176
Filed by CIK 0001735513

## Reporting persons
- Claret Asset Management Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 4,470,799; shared voting power 0; sole dispositive power 4,470,799; shared dispositive power 0; aggregate amount beneficially owned 4,470,799 (10.38% of the class)

## Item 1. Issuer
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 Town Drive, Wilder, KY 41076

## Item 2. Person Filing
Name of person filing: Claret Asset Management Corporation ("CAMC")
Address of principal business office or, if none, residence: 900 de Maisonneuve O., Suite 1900, Montreal, Quebec, Canada H3A 0A8
Citizenship: Quebec, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,470,799
Percent of class: 10.38
Sole power to vote or to direct the vote: 4,470,799
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,470,799
Shared power to dispose or to direct the disposition:
0

Percent of class is based on (i) the number of Common Shares that may be deemed to be beneficially owned by CAMC as of December 31, 2024, and (ii) the number of Common Shares outstanding as of December 11, 2024 (43,091,273 shares) as reported by the Issuer on the cover of its Form 10-K filed with the Securities and Exchange Commission on December 16, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive proceeds from the sale of securities reflected herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Claret Asset Management Corporation: /s/ Brian Kwok, Brian Kwok/Chief Operating Officer / Chief Compliance Officer (02/04/2025)